UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
 (Name of Issuer)

Common Stock, par value Ps.1.00 per share
 (Title of Class of Securities)

450047204**
 (CUSIP Number)

December 31, 2019
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** CUSIP relates to the Global Depository Shares, each representing 10 shares of Common Stock

Continued on following pages
Page 1 of 13 Pages
Exhibit Index: Page 12

CUSIP No. 450047204	SCHEDULE 13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
AUTONOMY CAPITAL (JERSEY) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
27,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
27,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 450047204	SCHEDULE 13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
AUTONOMY CAPITAL (JERSEY) LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
27,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
27,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. 450047204	SCHEDULE 13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
AUTONOMY CAPITAL RESEARCH LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
27,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
27,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 450047204	SCHEDULE 13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
AUTONOMY AMERICAS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
27,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
27,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 450047204	SCHEDULE 13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS
AUTONOMY CAPITAL RESEARCH TWO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
27,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
27,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 450047204	SCHEDULE 13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS
ROBERT CHARLES GIBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
27,000,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
27,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G	Page 8 of 13 Pages

Item1 (a).	Name of Issuer:
IRSA Inversiones y Representaciones Sociedad Anónima (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Bolivar 108, (C1066AAD), Ciudad Autónoma de Buenos Aires, Argentina

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Autonomy Capital (Jersey) L.P. (“Autonomy Jersey”);
ii)	Autonomy Capital (Jersey) Limited (“Autonomy Jersey Limited”);
iii)	Autonomy Capital Research LLP (“Autonomy Research”);
iv)	Autonomy Americas LLC (“Autonomy Americas”);
v)	Autonomy Capital Research Two Limited (“Autonomy Research Two”); and
vi)	Robert Charles Gibbins (“Mr. Gibbins”).

This Statement relates to the shares of Common Stock (as defined herein) held for the account of Autonomy Master Fund Limited (“Master Fund I”). Autonomy Jersey serves as the investment manager to Master Fund I and is the parent of Autonomy Americas. Autonomy Jersey Limited is the general partner of Autonomy Jersey.  Each of Autonomy Research, Autonomy Americas, and Autonomy Research Two serves as a sub-investment manager to Master Fund I. Mr. Gibbins is director of Autonomy Jersey Limited, managing member of Autonomy Research, and president of Autonomy Americas. In such capacities, each of the Reporting Persons may be deemed to have beneficial ownership over the shares of Common Stock held for the account of each of Master Fund I.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Autonomy Jersey, Autonomy Jersey Limited, Autonomy Research Two, and Mr. Gibbins is Conway House, 2nd Floor, 7-9 Conway Street, St. Helier, Jersey, JE2 3NT.

The address of the principal business office of Autonomy Research is 110 Bishopsgate, Floor 34, London, EC2N 4AY, United Kingdom.

The address of the principal business office of Autonomy Americas is 90 Park Avenue, 31st Floor, New York, NY 10016.

Item 2(c).	Citizenship:

i)	Autonomy Capital Jersey is a Jersey limited partnership;
ii)	Autonomy Jersey Limited is a Jersey limited company;
iii)	Autonomy Research is a United Kingdom limited partnership;
iv)	Autonomy Americas is a Delaware limited liability company;
v)	Autonomy Research Two is a Jersey limited company; and
vi)	Mr. Gibbins is a citizen of Canada.

Item 2(d).	Title of Class of Securities:
Common Stock, par value Ps.1.00 per share (“Common Stock”)

SCHEDULE 13G	Page 9 of 13 Pages
Item 2(e).	CUSIP Number:
450047204 (CUSIP relates to the Global Depository Shares, each representing 10 shares of Common Stock)

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2019, each of the Reporting Persons may be deemed the beneficial owner of 27,000,000 shares of Common Stock. This amount consists of 2,700,000 Global Depository Shares, each representing 10 shares of Common Stock, held for the account of Master Fund I.

Item 4(b).	Percent of Class:

As of December 31, 2019, each of the Reporting Persons may be deemed the beneficial owner of approximately 4.7% of outstanding shares of Common Stock. (This percentage is based on 578,676,460 shares of Common Stock outstanding as of June 30, 2019, according to the Issuer’s Form 20-F/A filed for the fiscal year ended June 30.)

Item 4(c).	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	27,000,000
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	27,000,000
Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  Master Fund I has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

SCHEDULE 13G	Page 10 of 13 Pages

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 11 of 13 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUTONOMY CAPITAL (JERSEY) L.P.

By:	Autonomy Capital (Jersey) Limited

By:	/s/ Robert Charles Gibbins
Name:	Robert Charles Gibbins
Title:	Director

AUTONOMY CAPITAL (JERSEY) LIMITED

By:	/s/ Robert Charles Gibbins
Name:	Robert Charles Gibbins
Title:	Director

AUTONOMY CAPITAL RESEARCH LLP

By:	/s/ Robert Charles Gibbins
Name:	Robert Charles Gibbins
Title:	Managing Member

AUTONOMY AMERICAS LLC

By:	/s/ Robert Charles Gibbins
Name:	Robert Charles Gibbins
Title:	President

AUTONOMY CAPITAL RESEARCH TWO LIMITED

By:	/s/ John Legge
Name:	John Legge
Title:	Director

ROBERT CHARLES GIBBINS

By:	/s/ Robert Charles Gibbins

February 14, 2020

Page 12 of 13 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	13

Page 13 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of IRSA Inversiones y Representaciones Sociedad Anónima dated as of February 14, 2020 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

AUTONOMY CAPITAL (JERSEY) L.P.

By:	Autonomy Capital (Jersey) Limited

By:	/s/ Robert Charles Gibbins
Name:	Robert Charles Gibbins
Title:	Director

AUTONOMY CAPITAL (JERSEY) LIMITED

By:	/s/ Robert Charles Gibbins
Name:	Robert Charles Gibbins
Title:	Director

AUTONOMY CAPITAL RESEARCH LLP

By:	/s/ Robert Charles Gibbins
Name:	Robert Charles Gibbins
Title:	Managing Member

AUTONOMY AMERICAS LLC

By:	/s/ Robert Charles Gibbins
Name:	Robert Charles Gibbins
Title:	President

AUTONOMY CAPITAL RESEARCH TWO LIMITED

By:	/s/ John Legge
Name:	John Legge
Title:	Director

ROBERT CHARLES GIBBINS

By:	/s/ Robert Charles Gibbins

February 14, 2020